UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NEOSTEM, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

640650305
(CUSIP Number)

Robin L. Smith
c/o NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, New York 10170
(212) 584-4180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	640650305

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Robin L. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐	Not
(b) ☐	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	1,487,572*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	1,487,572*
Person With	10.	Shared Dispositive Power:	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:		1,487,572*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.0%*

14.	Type of Reporting Person (See Instructions): IN

* This number includes warrants to purchase up to 45,828 shares of common stock, par value $0.001 per share (“NeoStem Common Stock”), of NeoStem, Inc., a Delaware corporation, and options to purchase up to 719,000 shares of NeoStem Common Stock, which are exercisable within 60 days of July 8, 2009.  This number reflects a one-for-ten reverse stock split of the NeoStem Common Stock that was effective August 31, 2006, and a one-for-ten reverse stock split of the NeoStem Common Stock that was effective August 9, 2007.  Percentage ownership is based upon 8,532,705 shares of NeoStem Common Stock outstanding as of July 8, 2009.

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed by Dr. Robin L. Smith to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2006 (the “Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 20, 2007, and Amendment No. 2 to Schedule 13D filed with the SEC on October 30, 2007, with respect to shares of common stock, par value $0.001 per share (“NeoStem Common Stock”), of NeoStem, Inc., a Delaware corporation (the “Company” or “NeoStem”), which was formerly known as Phase III Medical, Inc.  Except as specifically provided herein, this Amendment does not modify, alter or amend any of the information previously reported in the Schedule 13D, as the same has been amended to date.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended by adding at the end thereof the following:

The numbers herein reflect a one-for-ten reverse stock split of the NeoStem Common Stock that was effective August 31, 2006, and a one-for-ten reverse stock split of the NeoStem Common Stock that was effective August 9, 2007.  The transactions below reflect acquisitions of the Company’s securities by Dr. Smith since the filing of Amendment No. 2 to the Schedule 13D.

On July 8, 2009, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) granted Dr. Smith an aggregate of 500,000 shares of NeoStem Common Stock pursuant and subject to the Company’s 2009 Equity Compensation Plan (the “2009 Plan”).  Of these 500,000 shares, (i) 300,000 shares vested immediately on the grant date and (ii) the remaining 200,000 shares will vest at such time as the redemption provision is triggered under certain of the Company’s outstanding warrants for the purchase of NeoStem Common Stock.  On the same date, the Compensation Committee also granted Dr. Smith an aggregate of 500,000 options to purchase NeoStem Common Stock pursuant and subject to the 2009 Plan.  Of these stock options, (a) options to purchase 250,000 shares of NeoStem Common Stock vested immediately on the grant date and (b) options to purchase the remaining 250,000 shares of NeoStem Common Stock will vest upon the consummation of the Company’s proposed merger with China Biopharmaceuticals Holdings, Inc., a Delaware corporation (“CBH”), which is described in more detail in Item 6 of this Schedule 13D.  Dr. Smith received these awards in consideration of her services as an executive officer of the Company.

On August 28, 2008, in response to the Company’s efforts to conserve cash, in lieu of $24,437.50 of salary that was payable to her, Dr. Smith agreed to accept a total of 33,941 shares of NeoStem Common Stock (which amount was based upon the closing price of the NeoStem Common Stock on August 27, 2008).  For the same reason, on December 19, 2007, in lieu of $50,000 of salary that was payable to her, Dr. Smith agreed to accept a total of 16,574 shares of NeoStem Common Stock (which amount was based upon the closing price of the NeoStem Common Stock on December 19, 2007).  All of the shares of NeoStem Common Stock issued to Dr. Smith in lieu of cash compensation were granted under the Company’s 2003 Equity Participation Plan (the “2003 Plan”).

On May 21, 2008, Dr. Smith participated in a private placement of securities of the Company, in which she purchased 16,667 units for aggregate consideration of $20,000.  Each unit consisted of one share of NeoStem Common Stock and one redeemable five-year warrant to purchase one share of NeoStem Common Stock (collectively, the “Warrants”).  The Warrants have an exercise price of $1.75 per share (subject to adjustment) and became exercisable on November 21, 2008, six months from the date of issuance.  The purchase was made with Dr. Smith’s personal funds.  Including the Warrants, as of July 8, 2009, Dr. Smith held warrants to purchase a total of 45,828 shares of NeoStem Common Stock that were either currently exercisable or will become exercisable within 60 days of July 8, 2009.

The Compensation Committee from time to time also has granted Dr. Smith awards of stock options and stock, under and pursuant to the 2003 Plan or the 2009 Plan, in consideration of her services as an executive officer and/or director of the Company.  Since the filing of Amendment No. 2 to the Schedule 13D, Dr. Smith has been awarded an aggregate of 225,000 options to purchase NeoStem Common Stock (in addition to the July 8, 2009 option award, discussed above), and 25,000 shares of NeoStem Common Stock.  As of July 8, 2009, Dr. Smith held options to purchase a total of 719,000 shares of NeoStem Common Stock that were either currently exercisable or will become exercisable within 60 days of July 8, 2009.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

As described in Item 3, the securities described herein were granted to Dr. Smith as compensation for services as an executive officer and/or director of the Company or as payment to Dr. Smith in lieu of cash compensation, or were acquired by Dr. Smith for investment purposes.

Dr. Smith does not have any present plans or proposals which relate to or would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.  However, as described and discussed further in Item 6, Dr. Smith has agreed to vote her shares of NeoStem Common Stock in favor of the Company’s proposed merger with CBH and the transactions contemplated by the Merger Agreement governing such transaction pursuant to a lock-up and voting agreement entered into by Dr. Smith.  Additionally, as also discussed in Item 6, Dr. Smith will acquire beneficial ownership over additional securities of the Company upon each of (i) shareholder approval of an increase in the shares available for issuance under the 2009 Plan and (ii) closing of the merger with CBH.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

Based on information received from the Company, as of July 8, 2009, there were 8,532,705 shares of NeoStem Common Stock outstanding.  As of such date, Dr. Smith was the beneficial owner of an aggregate of 1,487,572 shares of NeoStem Common Stock, or approximately 16.0% of the outstanding shares of NeoStem Common Stock.  This number includes warrants to purchase up to 45,828 shares of NeoStem Common Stock and options to purchase up to 719,000 shares of NeoStem Common Stock, which are exercisable within 60 days of July 8, 2009.  Dr. Smith has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of such shares.

Except as described in Item 3 of this Amendment, during the past 60 days, there were no purchases of shares of NeoStem Common Stock, or securities convertible into or exchangeable for shares of NeoStem Common Stock, by Dr. Smith or any person or entity controlled by Dr. Smith or any person or entity for which Dr. Smith possesses voting control over the securities thereof.  During such 60-day period, there were no sales of shares of NeoStem Common Stock, or securities convertible into or exchangeable for shares of NeoStem Common Stock, by Dr. Smith or any person or entity controlled by Dr. Smith or any person or entity for which Dr. Smith possesses voting control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding at the end thereof the following:

Agreement and Plan of Merger

On November 2, 2008, NeoStem entered into an Agreement and Plan of Merger with CBH, China Biopharmaceuticals Corp., a British Virgin Islands corporation and wholly owned subsidiary of CBH (“CBC”), and CBH Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Subco”), as amended by Amendment No. 1 dated as of July 1, 2009, and Amendment No. 2 dated as of August 27, 2009, as such agreement may be further amended from time to time (the “Merger Agreement”).   The Merger Agreement provides for the merger (the “Merger”) of CBH with and into Subco, and that at the time of the Merger, the only material assets of CBH will be CBH’s 51% ownership interest in Suzhou Erye Pharmaceuticals Company Ltd. (“Erye”), a Sino-foreign joint venture with limited liability organized under the laws of the People’s Republic of China (“China” or the “PRC”) and at least $550,000 cash.  To satisfy this condition, CBH intends to transfer its subsidiary CBC, which has no meaningful operations or assets, to a third party that will likely be a trust for the benefit of CBH’s stockholders.  Upon consummation of the Merger, NeoStem will own 51% of the ownership interests in Erye, and Suzhou Erye Economy and Trading Co. Ltd. (“EET”), a limited liability company organized under the laws of the PRC, will own the remaining 49% ownership interest.

Pursuant to the terms of the Merger, all of the shares of common stock, par value $0.01 per share, of CBH (the “CBH Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive, in the aggregate, 7,150,000 shares of NeoStem Common Stock.  The exchange ratio will be equal to the quotient of 7,150,000 divided by the sum of (x) the number of shares of CBH Common Stock outstanding at the Effective Time, and (y) the number of shares of CBH Common Stock issuable upon exercise of in-the-money warrants of CBH immediately prior to the Effective Time, estimated at August 21, 2009 to be 0.1921665.

Subject to the cancellation of outstanding warrants to purchase shares of CBH Common Stock held by RimAsia Capital Partners, L.P. (“RimAsia”), a principal stockholder of NeoStem and the sole holder of shares of Series B Convertible Preferred Stock, par value $0.01 per share, of CBH (the “CBH Series B Preferred Stock”), all of the shares of CBH Series B Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive, in the aggregate, (i) 6,458,009 shares of NeoStem Common Stock and (ii) 8,177,512 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of NeoStem (the “NeoStem Series C Preferred Stock”), each share of NeoStem Series C Preferred Stock having a liquidation preference of $1.125 per share and initially convertible into 9,086,124 shares of NeoStem Common Stock at an initial conversion price of $0.90 per share.

At the Effective Time, NeoStem will issue 9,532 shares of NeoStem Common Stock to Stephen Globus, a director of CBH, and 7,626 shares of NeoStem Common Stock to Chris Peng Mao, the Chief Executive Officer of CBH, in exchange for the cancellation and the satisfaction in full of indebtedness in the aggregate principal amount of $90,000, plus any and all accrued but unpaid interest thereon, and other obligations of CBH to Messrs. Globus and Mao. NeoStem will bear 50% of up to $450,000 of CBH’s expenses post-merger, and satisfaction of the liabilities of Messrs. Globus and Mao will count toward that obligation.

For assistance in effecting the Merger, 125,000 shares of NeoStem Common Stock will be issued to EET, the holder of 49% of the interests in Erye and a 100% interest in Fullbright Finance Limited, a greater than 5% beneficial owner of NeoStem, or to EET’s designee.  In addition, an aggregate of 203,338 shares of NeoStem Common Stock will be issued to Shi Mingsheng (the Chairman of the Board of Directors of Erye and a holder of approximately two-thirds of EET) and Madam Zhang Jian (General Manager of Erye and a holder of approximately 10% of EET) in connection with the transactions contemplated by the Merger to assist in obtaining the receipt of all PRC approvals.

Warrants to purchase shares of CBH Common Stock (other than warrants held by RimAsia) (“Existing CBH Warrants”) will be replaced with new warrants (each a “NeoStem Class E Warrant”) substantially in the form of such holder’s existing warrant evidencing the right to purchase 0.1921665 shares of NeoStem Common Stock times the number of shares covered by the Existing CBH Warrant, with the exercise price per share adjusted such that the aggregate exercise price of the NeoStem Class E Warrant is the same as the aggregate exercise price of the warrant in effect immediately prior to the Effective Time, or a holder may, in accordance with the terms of such holder’s warrants, elect to receive a cash payment for their Existing CBH Warrants equal to the Black-Scholes value of the warrant on the date of such request.

Pursuant to the Merger Agreement, NeoStem’s Board of Directors will be increased from five directors to seven directors.  Eric Wei will be added to the Board of Directors of NeoStem immediately after the Effective Time, and Shi Mingsheng will be added to the Board of Directors immediately after the Effective Time (or the receipt of all PRC approvals if later following the Effective Time).  Three of the four directors elected at NeoStem’s annual meeting held in May 2009 (Robin L. Smith, Richard Berman and Steven S. Myers) as well as the director appointed by the NeoStem Board of Directors on June 9, 2009 (Drew Bernstein) will continue to serve as directors.  Edward C. Geehr has also been appointed to the Board of Directors to replace Joseph Zuckerman, who will resign as of the Effective Time.  Therefore, the NeoStem Board of Directors will consist of the following seven members promptly following the consummation of the Merger and the receipt of all PRC approvals:  Robin L. Smith (Chairman), current Chairman of the Board and Chief Executive Officer of NeoStem; Eric Wei, the managing partner of RimAsia; Shi Mingsheng, a Director of and the Chief Operating Officer of CBH, the Chairman of the Board of Directors of Erye, and a holder of approximately two-thirds of EET; and Richard Berman, Drew Bernstein, Steven S. Myers and Edward C. Geehr (the latter four are independent directors, as defined under the NYSE Amex listing standards).  In the event that a certain proposal attains stockholder approval at the special meeting of stockholders to approve the Merger and other matters, and the NeoStem Board of Directors determines to file a Board Classification Amendment with the Secretary of State of the State of Delaware, NeoStem’s Board of Directors would be divided into three separate classes of directors, as nearly equal in number as possible, with each respective class to serve a three-year term.  The classes would be elected on a rotating or staggered basis, with each class being elected at the annual stockholder meeting coinciding with the expiration of that class’s term.

In connection with the Merger, the Company has filed with the SEC a combined registration statement and proxy statement on Form S-4 (the “Form S-4”) with respect to, among other things, the shares of NeoStem Common Stock to be issued in the Merger (the “Issuance”) and a proposed amendment to the Company’s certificate of incorporation to effect an increase in the Company’s authorized shares of preferred stock that may be necessary to consummate the transactions contemplated by the Merger Agreement (the “Charter Amendment”).  The Merger has been approved by the Company’s Board of Directors.  The Issuance, the Charter Amendment contemplated by the Merger Agreement, as well as other matters discussed in more detail in the Form S-4, are subject to approval by the stockholders of the Company, and the Merger and the other transactions contemplated by the Merger Agreement are subject to approval by the stockholders of CBH.

The transactions contemplated by the Merger Agreement are subject to the authorization for listing on the NYSE Amex (or any other stock exchange on which shares of NeoStem Common Stock are listed) of the shares to be issued in connection with the Merger, shareholder approval, approval of the Company’s acquisition of a 51% ownership interest in Erye by relevant PRC governmental authorities, receipt of a fairness opinion and other customary closing conditions set forth in the Merger Agreement.  The Merger currently is expected to be consummated in the fourth quarter of 2009.

The foregoing summary of the Merger Agreement contained in this Item 6 is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference as Exhibits 1, 2 and 3 to this Amendment and incorporated into this Item 6 by reference.

Lock-Up and Voting Agreement

In connection with execution of the Merger Agreement, each of the officers and directors of the Company, including Dr. Smith, and each of RimAsia, Fullbright and EET, entered into a lock-up and voting agreement, dated November 2, 2008 (the “Voting Agreement”), pursuant to which they have agreed to vote all of their shares of NeoStem Common Stock (such shares, the “Covered Shares”) in favor of the Issuance and are prohibited from selling their Covered Shares during the period (the “Lock-Up Period”) from November 2, 2008 through the earlier of (i) expiration of the six-month period immediately following the closing of the Merger or (ii) the termination of the Merger Agreement.  The Voting Agreement was entered into to induce CBH and its affiliates to enter into the Merger Agreement.  Similarly, as an inducement to the Company to enter into the Merger Agreement, each of the officers and directors of CBH, and each of RimAsia, Erye and EET, and certain holders of CBH Common Stock, entered into a lock-up and voting agreement, pursuant to which they have agreed to vote their shares of CBH Common Stock in favor of the Merger and the other transactions contemplated by the Merger Agreement and are prohibited from selling their shares of CBH Common Stock and/or shares of NeoStem Common Stock during the Lock-Up Period (except as contemplated by the Merger Agreement or as set forth below).

Under the Voting Agreement, Dr. Smith (and the other stockholders of the Company party thereto):  (i) consented to the Company’s execution and delivery of the Merger Agreement and the taking of all actions by the Company to effect the Merger; and (ii) agreed that, from the date of the Voting Agreement through the termination of the Voting Agreement (described below), contemporaneously with any meeting of the holders of the NeoStem Common Stock, however called, or in connection with any written consent of the holders of the NeoStem Common Stock, Dr. Smith would cause the Covered Shares held of record or beneficially owned by her, whether currently owned or acquired after the date of the Voting Agreement, to consent in writing to the Merger, adoption of the Merger Agreement and any actions required in furtherance thereof.

In addition, under the Voting Agreement, Dr. Smith agreed that, during the Lock-Up Period, she would not:

(i)
offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of any of her Covered Shares, or any interest therein, whether such shares are held by her as of the date of the Voting Agreement or are acquired by her from and after the date of the Voting Agreement, whether in connection with the Merger or otherwise;

(ii)
except as contemplated by the Voting Agreement, grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to such Covered Shares; or

(iii)
take any action that would make any representation or warranty of Dr. Smith contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling her from performing her obligations under the Voting Agreement.

Notwithstanding the foregoing, under the Voting Agreement, Dr. Smith may sell or transfer her Covered Shares to any stockholder or any other person who executes and delivers to CBH an agreement, in form and substance acceptable to CBH, to be bound by the terms of the Voting Agreement to the same extent as Dr. Smith.

The Voting Agreement terminates upon the expiration of the Lock-Up Period.

The foregoing summary of the Voting Agreement contained in this Item 6 is qualified in its entirety by reference to the form of Voting Agreement, which is incorporated by reference as Exhibit 4 to this Amendment and incorporated into this Item 6 by reference.

Securities Issuances under the 2009 Equity Compensation Plan (the “2009 Plan”)

Upon the requisite approval of the NeoStem stockholders at the special meeting of stockholders to be held in connection with the Merger and other matters, there will be an increase in the shares of NeoStem Common Stock available to be issued under the 2009 Plan.  Upon such approval being obtained and upon the approval of the Merger by NeoStem stockholders, Dr. Smith will be granted options to purchase 750,000 shares of NeoStem Common Stock at the fair market value on the date of grant.  Thereafter, upon the closing of the Merger, Dr. Smith will receive 175,000 shares of NeoStem Common Stock.  Both such grants will be issued pursuant and subject to the 2009 Plan.

Vesting of Certain Options Upon Consummation of the Merger

Options to purchase an aggregate of 380,000 shares of NeoStem Common Stock granted to Dr. Smith under the 2003 Plan and the 2009 Plan vest upon the achievement of specific business milestones.  The consummation of the Merger will constitute achievement of the business milestones.  As a result, upon consummation of the Merger, these options to purchase 380,000 shares of NeoStem Common Stock shall vest and become immediately exercisable.

Item 7.	Material to be Filed as Exhibits

The following exhibits are incorporated into this Amendment:

Exhibit 1
Agreement and Plan of Merger, dated as of November 2, 2008, by and among NeoStem, Inc., China Biopharmaceuticals Holdings, Inc., China Biopharmaceuticals Corp. and CBH Acquisition LLC (incorporated by reference to Exhibit 2.1 to NeoStem, Inc.’s Current Report on Form 8-K dated November 2, 2008, as filed with the SEC on November 6, 2008).

Exhibit 2
Amendment No. 1 to Agreement and Plan of Merger, made and entered into as of the 1st day of July, 2009, by and among NeoStem, Inc., CBH Acquisition LLC, China Biopharmaceuticals Holdings, Inc., and China Biopharmaceuticals Corp. (incorporated by reference to Exhibit 10.1 to NeoStem, Inc.’s Current Report on Form 8-K dated July 1, 2009, as filed with the SEC on July 8, 2009).

Exhibit 3
Amendment No. 2 to Agreement and Plan of Merger, made and entered into as of the 27th day of August, 2009, by and among NeoStem, Inc., CBH Acquisition LLC, China Biopharmaceuticals Holdings, Inc., and China Biopharmaceuticals Corp. (incorporated by reference to Annex A to NeoStem, Inc.’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-4/A, File No. 333-160578, as filed with the SEC on August 28, 2009).

Exhibit 4
Form of Lock-Up and Voting Agreement, dated November 2, 2008, by and between NeoStem, Inc., China Biopharmaceuticals Holdings, Inc., and the individuals or entities listed on Schedule A annexed thereto (incorporated by reference to Exhibit 10.3 to NeoStem, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC on March 31, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2009

Robin L. Smith

By:	/s/ Robin L. Smith
Robin L. Smith

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).